UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Aimmune Therapeutics, Inc.

(Name of Subject Company (Issuer))

SPN MergerSub, Inc.

(Offeror)

A Wholly-Owned Subsidiary of

Société des Produits Nestlé S.A.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

00900T107

(CUSIP Number of Class of Securities)

Avenue Nestlé, 55

1800 Vevey

Switzerland

Attention: General Counsel

Phone: +41 21 924 1111

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David A. Carpenter, Esq.

Mayer Brown LLP

1221 Avenue of the Americas

New York, New York 10020

Phone: (212) 506-2195

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,990,773,406.50	$ 258,402.39

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated by multiplying (i) the sum of (a) 53,029,491, which is the difference between 65,766,796, the number of shares of common stock, par value $0.0001 per share, of Aimmune Therapeutics, Inc. (“Aimmune” and, such common stock, the “Aimmune Common Stock”) outstanding, and 12,737,305, which is the sum of 12,727,113, the number of shares of Aimmune Common Stock held by Société des Produits Nestlé S.A. (“Nestlé”) and 10,192, the number of shares of Aimmune Common Stock held by Greg Behar, (b) 314,549 shares subject to restricted stock units that will vest on or prior to October 9, 2020, (c) 4,268,896 shares of Aimmune Common Stock subject to outstanding stock options exercisable on or prior to October 9, 2020, and (d) 90,641 shares of Aimmune Common Stock estimated to be subject to issuance pursuant to Aimmune’s 2015 Employee Stock Purchase Plan, by (ii) $34.50, the offer price per share of Aimmune Common Stock. The foregoing figures are based on information provided by Aimmune as of September 10, 2020 (other than the number of shares held by Nestlé, which was determined by Nestlé).

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory No. 1 for Fiscal Year 2020, by multiplying the Transaction Valuation by 0.0001298.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $258,402.39	Filing Party: Société des Produits Nestlé S.A.
Form of Registration No.: Schedule TO	Date Filed: September 14, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission on September 14, 2020 (as may be amended or supplemented from time to time, the “Schedule TO”) with respect to the offer by SPN MergerSub, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Société des Produits Nestlé S.A., a société anonyme organized under the laws of Switzerland (“Nestlé”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Aimmune Therapeutics, Inc., a Delaware corporation (“Aimmune”), owned by the stockholders of Aimmune other than Nestlé and its affiliates, at a price of $34.50 per Share, net to the seller thereof in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 14, 2020 (the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference to the extent relevant to the matters set forth in this Amendment. Capitalized terms used but not defined in this Amendment have the meanings given to them in the Offer to Purchase.

Items 1 through 9, Item 11 and Item 13.

The information set forth in the Offer to Purchase and in Items 1 through 9, Item 11 and Item 13 of the Schedule TO is hereby amended and supplemented to include the following:

“The Offer expired at 12:00 midnight, Eastern time, on October 9, 2020 (such time and date, the “Expiration Date”). The Depositary has advised Nestlé that, as of the Expiration Date, 43,435,583 Shares were validly tendered and not withdrawn pursuant to the Offer, which when added to the Shares owned by Nestlé and its wholly-owned subsidiaries, represents approximately 78% of the Fully Diluted Shares as of the Expiration Date. Accordingly, the Minimum Tender Condition has been satisfied and all other conditions to the Offer were satisfied or waived. All Shares that were validly tendered and not withdrawn pursuant to the Offer have been accepted for payment by Purchaser.

On October 13, 2020, Nestlé issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.

Following Purchaser’s acceptance for payment of the Shares tendered pursuant to the Offer, on October 13, 2020, Purchaser completed the Merger in accordance with Section 251(h) of the DGCL without a vote of Aimmune’s stockholders, with Aimmune continuing as the Surviving Corporation and a wholly-owned subsidiary of Nestlé. At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than Dissenting Shares, Shares owned by Nestlé or Purchaser or Shares held in the treasury of Aimmune or owned by any wholly owned subsidiary of Aimmune) were, without any further action on the part of the holder of such Share, converted into the right to receive the Merger Consideration, payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share.

As a result of the consummation of the Merger, the Shares will be delisted and will cease to trade on Nasdaq. Nestlé and Aimmune intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and the suspension of all of Aimmune’s reporting obligations under the Exchange Act as promptly as practicable.”

Item 12.

Item 12 is hereby amended and supplemented by adding the following exhibit:

EXHIBIT INDEX

(a)(5)(C)	Press Release issued by Nestlé on October 13, 2020 announcing the expiration and results of the Offer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2020

SPN MergerSub, Inc.

By:	/s/ James Pepin

Name:	James Pepin

Title:	President

Société des Produits Nestlé S.A.

By:	/s/ Claudio Kuoni

Name:	Claudio Kuoni

Title:	Authorized Representative

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